UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File Nos. 70-10248 and 70-10285

REPORT FOR PERIOD

April 1 to June 30, 2005

PURSUANT TO RULE 24

In the matter of

PNM RESOURCES, INC.

This Certificate of Notification is filed by PNM Resources, Inc. ("PNM Resources "), a New Mexico corporation, on behalf of itself and certain of its direct and indirect subsidiaries pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the "Act").   Such filing is made in connection with the Form U-1, as amended, filed by PNM Resources in Files 70-10248 and as authorized by order of the Securities and Exchange Commission ("the Commission") dated December 30, 2004 in that file and File No. 70-10285 as authorized by order of the Commission dated June 1, 2005 in that file. The orders direct that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

This Certificate of Notification reports transactions for the quarter ended June 30, 2005.

PNM Resources hereby certifies for itself and its subsidiaries the following:

PNM RESOURCES, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NOs. 35-27934 and 35-27979
FILE NOs. 70-10248 and 70-10285
FOR THE QUARTER ENDED JUNE 30, 2005

Contents

Item	Description
1

A computation in accordance with rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its rule 53 authority;

2	Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and non recourse debt of all EWGs and FUCOs, if any;

3	The market-to-book ratio of PNM Resources' common stock;

4	Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources;

5	A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

6

The sales of any common stock, preferred securities or equity-linked securities by PNM Resources and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities;

7

The total number of shares of PNM Resources' common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period;

8

If PNM Resources' common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

9	If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty;

10	The amount and terms of any PNM Resources' indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

11

The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary;

12

The amount and terms of any financings consummated by any non-utility subsidiary that is not exempt under rule 52 which shall also separately show the amount of non-exempt securities issued by non-utility subsidiaries during the Authorization Period;

13

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item;

14

The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period;

15

If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

16	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

17

Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources, that has engaged in jurisdictional financing transactions during the quarter;

18	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary;

19

A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

20

Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24; and

21	The current capitalization and credit rating of any of the outstanding securities of TNP Enterprises, Inc. and Texas-New Mexico Power.

Periods Covered by this

Certificate of Periods Covered by this Certificate of Notification Pursuant to Rule 24

This report is being filed for the quarter ended June 30, 2005.

This filing is made in connection with the Form U-1, as amended, filed by PNM Resources in File 70-10248 as authorized by order of the Securities and Exchange Commission ("the Commission") dated December 30, 2004 in that file (Items 1-20) and File No. 70-10285 as authorized by order of the Commission dated June 1, 2005 in that file (Item 21). The orders direct that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

The Authorization Period extends from December 30, 2004 (the date that Form U-1, as amended, was filed by PNM Resources in File 70-10248 and was authorized by order of the Commission dated December 30, 2004 in that file) to December 30, 2007.  This report includes transactions for the current quarter and cumulative amounts for the Authorization Period, as appropriate for each Item reported on below.

Item 1

A computation in accordance with rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its rule 53 authority.

As of June 30, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 2

Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs, if any.

The total capitalization ratios of PNM Resources as of June 30, 2005 are reported below.

	June 30, 2005 (a)
(Dollars in thousands)
Common Equity	$1,289,204	37.0%
Preferred Stock	233,177	6.7%
Long-term Debt	1,938,038	55.7%
Short-term Debt	20,700	0.6%
	$3,481,119	100.0%

(a)  As of June 30, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 3

The market-to-book ratio of PNM Resources' common stock.

The market-to-book ratio of PNM Resources' common stock as of June 30, 2005 follows.

Closing price per share on June 30, 2005	$ 28.61
Book value per share at June 30, 2005	$ 19.00
Market-to-book ratio	1.51

Item 4

Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources.

As of June 30, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 5

A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

As of June 30, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 6

The sales of any common stock, preferred securities or equity-linked securities by PNM Resources and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities.

Authorization Period Transactions - January 1, 2005 Through March 31, 2005:

On March 30, 2005, PNM Resources issued 3,910,000 shares of common stock at $26.76 per share ("Common Shares"), which was the price on the date of agreement of sale.  PNM Resources received net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses, of approximately $101.0 million as further described below:

Common Shares sold:	3,910,000
Price per share:	$26.76
Total sale:	$104,631,600
Underwriters' commission:	$3,400,527
Estimated expenses	$200,000
Net proceeds:	$101,031,073

On March 30, 2005, PNM Resources completed a public offering of 4,945,000 6.75% equity units ("Equity Units"), yielding net proceeds after fees of $239.6 million as further described below:

Equity Units sold:	4,945,000
Price per unit:	$50.00
Gross Proceeds:	$247,250,000
Underwriters' commission:	$7,417,500
Estimated expenses	$220,000
Estimated expenses	$220,000
Net Proceeds:	$239,612,500
Unit Coupon:	6.75%
Note Coupon:	4.8%

Authorization Period Transactions - April 1, 2005 Through June 30, 2005:

In conjunction with the acquisition of TNP Enterprises, Inc. ("TNP"), on June 6, 2005, 4,326,336 common shares were issued at a purchase price of  $20.20 per common share to the previous owners.  The common stock valued at $87.4 million was a portion of the TNP purchase price.  The purchase price of the stock was based on an estimated purchase price in accordance with the Stock Purchase Agreement ("SPA"), dated as of July 24, 2004 by and between PNM Resources and SW Acquisition, L.P. ("SW Acquisition").  Pursuant to the SPA, PNM Resources provided SW Acquisition its proposed final purchase price, reflecting a reduction from the estimated purchase price of approximately $37.0 million.  SW Acquisition has objected to PNM Resources' proposed final purchase price.

There is a mechanism established in the SPA for resolving disputes regarding the final purchase price.  Any final purchase price adjustment will be paid in cash and there will be no adjustment to the number of shares issued on June 6, 2005.  However, on August 19, 2005, SW Acquisition notified PNM Resources that SW Acquisition had filed a petition in Texas state district court in

Tarrant County, Texas, against PNM Resources, in which SW Acquisition alleged, among other things, that PNM Resources had breached the SPA.  The petition seeks a declaration of the parties' rights and duties under the SPA, including the final purchase price, and also seeks damages in an unspecified amount.  PNM Resources believes the suit to be without merit and intends to vigorously defend itself and otherwise protect its rights under the SPA.

Item 7

The total number of shares of PNM Resources' common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period.

The number of shares of PNM Resources' common stock issued under its Employee Stock Purchase Plan are shown in the table below for the quarter ended June 30, 2005 and cumulative amounts for the Authorization Period.

Shares of PNM Resources' Common Stock Issued	Quarter-Ended June 30, 2005	Authorization Period

Employee Stock Purchase Plan	22,234	40,489

PNM Resources has other stock plans that are currently being funded with market shares.  Shares related to these stock plans will be included in future reports at the point such plans are funded with newly issued shares.

Item 8

If PNM Resources' common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

On June 6, 2005, PNM Resources acquired all of the outstanding common shares of TNP and its subsidiaries, Texas-New Mexico Power Company ("TNMP") and First Choice Power, L.P. ("First Choice").  The aggregate purchase price was $1,277 million, including a payment to the previous owner of $175.0 million consisting of $87.6 million of cash and common stock valued at $87.4 million.  The value of the 4,326,336 common shares issued was determined based on $20.20 per common share as provided for in the SPA.  The PNM Resources' shares issued by PNM Resources (as purchaser of the TNP shares) were issued in a private placement transaction and are restricted shares in the hands of the seller.  Also, a number of the partners in the selling partnership entered into "lock-up" agreements restricting their ability to sell the PNM Resources' shares for specified periods of time.  PNM Resources agreed to register the PNM Resources' shares as described in the SPA.

Item 9

If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

On June 21, 2005, First Choice became a borrower of up to $100.0 million under PNM Resources' $400.0 million revolving credit facility.  PNM Resources issued a guaranty on the same date for the benefit of the lenders in the credit agreement.  The lenders are relying on this guarantee to permit the subsidiary borrower to become a borrower under the credit agreement and to make credit extensions to the subsidiary borrower.

Item 10

The amount and terms of any PNM Resources' indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period.

Senior Notes in the amount of $247,250,000 were issued on March 30, 2005 as part of an offering of Equity Units as described in Item 6 above.  Additional information regarding the terms of the Equity Units is provided in the PNM Resources' Form 8-K dated March 31, 2005.  No additional indebtedness was issued during the second quarter of 2005.

Item 11

The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary.

Public Service Company of New Mexico ("PNM")

The following amounts and terms of short-term debt issued during the quarter ended June 30, 2005 are for PNM.  PNM's commercial paper program is unsecured and the proceeds are used for short-term cash management needs. PNM's $300.0 million unsecured revolving credit facility serves as a backstop for outstanding commercial paper.  PNM's commercial paper program contains terms typical for section 4(2) commercial paper programs.

PNM Commercial paper borrowings

Beginning balance March 31, 2005	$21,800,010

Borrowings quarter ended June 30, 2005	450,600,000

Payments quarter ended June 30, 2005	453,600,000

Ending balance June 30, 2005	$18,800,010

Weighted average cost of borrowing	3.01%

PNM Line of credit borrowings

Beginning balance March 31, 2005	$ -

Borrowings quarter ended June 30, 2005	3,100,000

Payments quarter ended June 30, 2005	3,100,000

Ending balance June 30, 2005	$ -

Weighted average cost of borrowing	4.94%

TNMP

There was no short-term debt issued by TNMP from June 6, 2005, the date TNMP was acquired by PNM Resources, through June 30, 2005.

Item 12

The amount and terms of any financings consummated by any non-utility subsidiary that is not exempt under rule 52 which shall also separately show the amount of non-exempt securities issued by non-utility subsidiaries during the Authorization Period.

None.

Item 13

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item.

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter ended June 30, 2005 and the identity of the other parties to the transaction are shown below.  As of June 30, 2005 PNM Resources did not have outstanding Hedge Instruments or Anticipatory Hedges previously reported under this item.

PNM Resources
New Hedge Transactions
Second Quarter, 2005

Note: The following transactions represent hedges of sales of forecasted excess generation. All transactions qualify as cash flow hedges under SFAS 133.

						Volume
Trade					Contract Price	(MW hours)	On-Peak or	Extended
Ticket Number	Trade Date	Counterparty	Location	Buy or Sale	Per MW hour	Buy(Sell)	Off-Peak	Value

AAT755	April 22, 2005	Sempra Energy Trading	PV	SELL	$70.00	(20,000)	On-Peak	($1,550,000.00)
AAY416	June 7, 2005	Sempra Energy Trading	PV	SELL	$69.00	(20,800)	On-Peak	($1,530,672.00)
AAY941	June 8, 2005	Morgan Stanley	PV	SELL	$51.00	(47,200)	Off-Peak	($2,890,800.00)
AAY942	June 8, 2005	Sempra Energy Trading	PV	SELL	$48.50	(48,800)	Off-Peak	($2,467,293.60)
AAY956	June 8, 2005	BP Energy	PV	SELL	$50.50	(24,425)	Off-Peak	($1,320,467.13)
AAZ131	June 13, 2005	Sempra Energy Trading	PV	SELL	$50.50	(24,425)	Off-Peak	($1,320,467.13)
AAZ241	June 13, 2005	Sempra Energy Trading	PV	SELL	$47.00	(16,000)	Off-Peak	($818,400.00)
AAZ245	June 13, 2005	SRPM	PV	SELL	$70.75	(30,400)	On-Peak	($2,490,072.00)
AAZ246	June 13, 2005	Sempra Energy Trading	PV	SELL	$70.75	(30,400)	On-Peak	($2,490,072.00)
AAZ283	June 15, 2005	Morgan Stanley	4c-345	SELL	$89.50	(46,200)	On-Peak	($3,724,278.00)
AAZ404	June 15, 2005	SRPM	PV	SELL	$68.00	(20,000)	On-Peak	($1,550,000.00)
AAZ494	June 15, 2005	Morgan Stanley	4c-345	SELL	$89.50	(30,800)	On-Peak	($2,482,852.00)
ABA811	June 16, 2005	Sempra Energy Trading	PV	SELL	$66.25	(20,800)	On-Peak	($1,554,800.00)
ABB510	June 15, 2005	Sempra Energy Trading	4c-345	SELL	$50.00	(122,000)	Off-Peak	($6,431,110.80)
ABC962	April 8, 2005	Morgan Stanley	SO2	SELL	$115.00	(10,000)	RTC	($5,255,458.16)
ABC963	April 8, 2005	Morgan Stanley	SO2	BUY	$110.00	10,000	RTC	$5,103,801.21

Item 14

The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period.

None.

Item 15

If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (Revised December 2003) ("FIN 46R"), became effective January 1, 2004 for those entities considered to be special purpose entities, and March 31, 2004 for others.  FIN 46R expands the requirement of a business enterprise to consolidate an entity beyond the concept of a controlling interest.  Under FIN 46R, a business enterprise will consolidate an entity if that entity is a variable interest entity, the business enterprise is the primary beneficiary of the entity and the entity's risks are not effectively dispersed among all parties involved.  A variable interest entity has certain characteristics that effectively demonstrate that the equity investor does not have economic substance, bear the risks and receive the rewards of the entity or direct the entity's activities.  The interpretation requires that an enterprise review its variable interests and determine if consolidation is appropriate.

Under the model for consolidation promulgated by FIN 46R, a Power Purchase Agreement ("PPA") may qualify as a variable interest if its terms expose the purchaser to variability in supply or operating costs and the contract is for a significant portion of the entity's generating capacity.  PNM Resources evaluated its PPAs under the provisions of FIN 46R and determined that one purchase contract entered into prior to December 31, 2003 qualifies as a variable interest.  PNM Resources was unable to obtain the necessary information needed to determine if PNM Resources was the primary beneficiary and if consolidation was needed despite efforts including a formal written request to the operator of the entity supplying power under the PPA.  The operator cited legal and competitive reasons for refusing to provide the information.

This variable interest PPA is a contract to purchase 132 megawatts of capacity and energy expiring in June 2020.  The contract contains a fixed capacity charge, a fixed operations and maintenance charge, and a variable energy charge that subjects PNM to the changes in the cost of fuel and operations and maintenance.  For the three months ended June 30, 2005 and 2004, the capacity and O&M charge was $1.6 million and $1.3 million, respectively, and the energy charges were $0.2 million and $0.2 million, respectively.  For the six months ended June 30, 2005 and 2004, the capacity and operations and maintenance charge was $3.3 million and $2.5 million, respectively, and the energy charges were $0.6 million and $0.3 million, respectively.  The contract is for the full output of a specific gas generating plant and is currently accounted for as an operating lease by PNM.  Under this contract PNM is exposed to changes in the costs to produce energy and operate the plant.

PNM Resources also has interests in other variable interest entities created before January 31, 2003, for which PNM Resources is not the primary beneficiary.  These arrangements include PNM Resources' investment in a limited partnership and certain PNM leases.  The aggregate maximum loss exposure at June 30, 2005 that PNM Resources could be required to record in its income statement as a result of these arrangements totals approximately $5.3 million.  The creditors of these variable interest entities do not have recourse to the general credit of PNM Resources in excess of the aggregate maximum loss exposure.

Item 16

If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

See the response to Item 15 above.

Item 17

Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources, that has engaged in jurisdictional financing transactions during the quarter.

Balance sheets for PNM Resources, PNM and TNMP as of June 30, 2005 and December 31, 2004 are provided below.  The Notes to Consolidated Financial Statements are not included with the balance sheets provided herein.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2005	2004
	(In thousands)
ASSETS
Utility Plant:
Electric plant in service	$3,248,815	$2,488,961
Gas plant in service	690,229	680,487
Common plant in service and plant held for future use	153,450	140,818
	4,092,494	3,310,266
Less accumulated depreciation and amortization	1,316,618	1,135,510
	2,775,876	2,174,756
Construction work in progress	138,516	124,381
Nuclear fuel, net of accumulated amortization of $14,963 and $16,448	26,436	25,449

Net utility plant	2,940,828	2,324,586

Other Property and Investments:
Investment in lessor notes	297,999	308,680
Other investments	141,668	139,848
Non-utility property, net of accumulated depreciation of $6 and
$1,773	4,815	1,437

Total other property and investments	444,482	449,965

Current Assets:
Cash and cash equivalents	222,962	17,195
Special deposits	2,684	-
Accounts receivable, net of allowance for uncollectible accounts
of $3,258 and $1,329	106,131	96,600
Unbilled revenues	101,821	104,708
Other receivables	55,881	48,393
Inventories	43,143	41,352
Regulatory assets	11,977	3,339
Other current assets	66,223	51,967

Total current assets	610,822	363,554

Deferred charges:
Regulatory assets	358,956	217,196
Prepaid pension cost	89,390	87,336
Goodwill	482,761	-
Other intangible assets	63,043	-
Other deferred charges	54,102	44,998

Total deferred charges	1,048,252	349,530
	$5,044,384	$3,487,635

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2005	2004
	(In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholders' equity:
Common stock outstanding (no par value)	$ 803,888	$ 638,826
Accumulated other comprehensive loss, net of tax	(85,388)	(89,813)
Retained earnings	570,704	550,566

Total common stockholders' equity	1,289,204	1,099,579
Cumulative preferred stock of subsidiary without mandatory redemption
($100 par value)	11,529	11,529
Cumulative preferred stock of subsidiary, redeemable (no par value)	221,648	-
Long-term debt	1,938,038	987,823

Total capitalization	3,460,419	2,098,931

Current Liabilities:
Short-term debt	20,700	94,700
Accounts payable	119,705	117,645
Accrued interest and taxes	49,222	15,796
Other current liabilities	135,051	128,476

Total current liabilities	324,678	356,617

Deferred Credits:
Accumulated deferred income taxes	399,048	284,528
Accumulated deferred investment tax credits	35,746	35,360
Regulatory liabilities	373,095	327,419
Asset retirement obligations	52,744	50,361
Additional minimum pension liability	164,801	164,801
Accrued pension liability	4,043	-
Accrued postretirement benefit cost	21,054	16,102
Other deferred credits	208,756	153,516

Total deferred credits	1,259,287	1,032,087

Commitments and Contingencies)	-	-
	$5,044,384	$3,487,635

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2005	2004
	(In thousands)
ASSETS
Utility Plant:
Electric plant in service	$2,533,442	$2,488,961
Gas plant in service	690,229	680,487
Common plant in service and plant held for future use	97,141	97,369
	3,320,812	3,266,817
Less accumulated depreciation and amortization	1,164,525	1,125,444
	2,156,287	2,141,373
Construction work in progress	101,181	110,406
Nuclear fuel, net of accumulated amortization of $14,963 and $16,448	26,436	25,449

Net utility plant	2,283,904	2,277,228

Other Property and Investments:
Investment in lessor notes	297,999	308,680
Other investments	131,000	116,134
Non-utility property	966	966

Total other property and investments	429,965	425,780

Current Assets:
Cash and cash equivalents	7,714	16,448
Accounts receivable, net of allowance for uncollectible accounts
of $1,359 and $1,329	68,416	96,600
Unbilled revenues	64,565	104,708
Other receivables	49,012	45,717
Inventories	41,574	41,246
Regulatory assets	11,978	3,339
Other current assets	47,248	39,933

Total current assets	290,507	347,991

Deferred charges:
Regulatory assets	216,990	217,196
Prepaid pension cost	89,390	87,336
Other deferred charges	32,992	38,199

Total deferred charges	339,372	342,731
	$3,343,748	$3,393,730

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2005	2004
	(In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholder's equity:
Common stock outstanding ($5 par value)	$ 195,589	$ 195,589
Paid-in-capital	556,752	556,761
Accumulated other comprehensive loss, net of tax	(86,244)	(89,813)
Retained earnings	327,807	371,455

Total common stockholder's equity	993,904	1,033,992
Cumulative preferred stock of subsidiary without mandatory redemption
($100 par value)	11,529	11,529
Long-term debt	987,043	987,676

Total capitalization	1,992,476	2,033,197

Current Liabilities:
Short-term debt	18,800	60,400
Accounts payable	56,274	116,763
Intercompany accounts payable	109,079	38,700
Accrued interest and taxes	40,528	28,783
Other current liabilities	88,255	91,765

Total current liabilities	312,936	336,411

Deferred Credits:
Accumulated deferred income taxes	286,424	278,907
Accumulated deferred investment tax credits	33,813	35,360
Regulatory liabilities	334,608	327,419
Asset retirement obligations	52,744	50,361
Additional minimum pension liability	164,801	164,801
Accrued postretirement benefit cost	14,173	16,102
Other deferred credits	151,773	151,172

Total deferred credits	1,038,336	1,024,122
Commitments and Contingencies	-	-
	$3,343,748	$3,393,730

TEXAS-NEW MEXICO POWER COMPANY
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2005	2004
	(In thousands)
ASSETS
Utility Plant:
Electric plant in service	$ 860,655	$ 845,900
Construction work in progress	4,436	4,261
Common plant in service and plant held for future use	589	589
	865,680	850,750
Less accumulated depreciation and amortization	288,645	276,081
Net utility plant	577,035	574,669

Other Property and Investments:
Other investments	531	530
Non-utility property, net of accumulated depreciation of $3 and $3	2,121	343

Total other property and investments	2,652	873

Current Assets:
Cash and cash equivalents	65,506	65,759
Special deposits	2,414	3,086
Accounts receivable, net of allowance for uncollectible accounts
of $70 and $191	11,889	12,739
Federal income tax refund	32,058	22,912
Unbilled revenues	7,821	7,576
Other receivables	10,106	10,083
Inventories	1,273	1,505
Other current assets	1,702	7,526
Total current assets	132,769	131,186

Deferred charges:
Recoverable stranded costs	87,316	87,316
Recoverable carrying charges on stranded costs	52,134	48,130
Other regulatory assets	2,516	8,105
Goodwill	449,061	-
Other deferred charges	21,523	22,227
Total deferred charges	612,550	165,778

Commitments and Contingencies	-	-
	$1,325,006	$ 872,506

TEXAS-NEW MEXICO POWER COMPANY
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2005	2004
	(In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholder's equity:
Common stock outstanding ($10 par value)	$ 107	$ 107
Paid-in-capital	652,346	197,751
Accumulated other comprehensive loss, net of tax	-	(1,761)
Retained earnings	2,547	(6,795)

Total common stockholder's equity	655,000	189,302
Long-term debt	415,716	415,569

Total capitalization	1,070,716	604,871

Current Liabilities:
Accounts payable	11,068	15,649
Accrued interest and taxes	18,511	22,647
Other current liabilities	9,017	6,738

Total current liabilities	38,596	45,034

Deferred Credits:
Accumulated deferred income taxes	125,701	138,249
Accumulated deferred investment tax credits	1,933	2,326
Regulatory liabilities	38,486	40,729
Accrued pension liability	4,043	4,844
Accrued postretirement benefit cost	6,881	2,693
Other deferred credits	38,650	33,760

Total deferred credits	215,694	222,601
	$1,325,006	$ 872,506

Item 18

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary.

The following table shows the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary as of June 30, 2005.

	PNM Resources		PNM		TNMP
(Dollars in thousands)	$	%	$	%	$	%
Common Equity	1,289,204	37.0%	993,904	49.4%	655,000	61.2%
Preferred Stock	233,177	6.7%	11,529	0.6%	-	0.0%
Long-term Debt	1,938,038	55.7%	987,043	49.1%	415,716	38.8%
Short-term Debt	20,700	0.6%	18,800.9%		-	0.0%
Total Capitalization	3,481,119	100.0%	2,011,276	100.0%	1,070,716	100.0%

Item 19

A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

PNM Resources
Beginning Retained Earnings March 31, 2005	$ 569,889,830

Additions:
Earnings	3,609,405

Dividends:
Common Dividends	(726,727)
Preferred Dividends	(2,068,310)

Other Reconciling Item:
Adjustment to Dividend Balance	9

Ending Retained Earnings June 30, 2005	$ 570,704,207

PNM
Beginning Retained Earnings March 31, 2005	$ 403,809,373

Additions:
Earnings	4,129,508

Dividends:
Common Dividends to Parent	(80,000,000)
Preferred Dividends	(132,010)

Other Reconciling Item:
Adjustment to Dividend Balance	1

Ending Retained Earnings June 30, 2005	$ 327,806,870

TNMP (a)
Beginning Retained Earnings June 6, 2005	$ -

Additions:
Earnings	2,547,207

Ending Retained Earnings June 30, 2005	$ 2,547,207

Note (a): TNMP is a wholly owned subsidiary of TNP, which was acquired by PNM Resources on June 6, 2005.  The acquisition was accounted for using the purchase method of accounting.  Under this method, the TNMP equity accounts were reset to zero on the date of acquisition.

Item 20

Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of PNM Resources, et al, in File No. 70-10248 and in accordance with the terms and conditions of the Commission's order dated December 31, 2004, permitting said Application-Declaration to become effective.

Item 21

The current capitalization and credit rating of any of the outstanding securities of TNP and TNMP.

The following table shows the capital structure of TNP on a consolidated basis and TNMP as of June 30, 2005.

	TNP		TNMP
(Dollars in thousands)	$	%	$	%
Common Equity	309,839	25.1%	655,000	61.2%
Preferred Stock	221,648	17.9%	-	0.0%
Long-term Debt	704,810	57.0%	415,716	38.8%
Short-term Debt	-	0.0%	-	0.0%
Total Capitalization	1,236,297	100.0%	1,070,716	100.0%

The following table shows the credit ratings of TNP and TNMP outstanding securities as of June 30, 2005.

Entity	Senior Unsecured Rating (S&P/Moody's)	Short-Term Rating
TNP	Not Rated/Ba2	Not Rated
TNMP	BBB/Baa3	Not Rated

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, PNM Resources, Inc. for itself and its subsidiaries have duly caused this report to be signed on its behalf on this 26th day of August, 2005.

/s/ Thomas G. Sategna
 Thomas G. Sategna
Vice President and Corporate Controller
PNM Resources, Inc.